1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 10, 2023	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC February 2023 Revenue Report

HSINCHU, Taiwan, R.O.C. – Mar. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for February 2023: On a consolidated basis, revenue for February 2023 was approximately NT$163.17 billion, a decrease of 18.4 percent from January 2023 and an increase of 11.1 percent from February 2022. Revenue for January through February 2023 totaled NT$363.23 billion, an increase of 13.8 percent compared to the same period in 2022.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2023	January 2023	M-o-M Increase (Decrease) %	February 2022	Y-o-Y Increase (Decrease) %	January to February 2023	January to February 2022	Y-o-Y Increase (Decrease) %
Net Revenue	163,174	200,051	(18.4)	146,933	11.1	363,225	319,109	13.8

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for February 2023 (“Current Month”).

Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.

1.	Revenue (in NT$ thousands)
	Period	Items	2023	2022
	Feb.	Net Revenue	163,174,097	146,933,238
	Jan. ~ Feb.	Net Revenue	363,224,641	319,109,348

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Outstanding amount

	TSMC China*		86,831,399	49,277,140
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
	Guarantor		Limit of guarantee	Outstanding amount

	TSMC*		736,413,299	2,535,509
	TSMC**			228,525,000
	TSMC***			244,747,823
	TSMC Japan Ltd.****		326,586	298,716

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	88,069,058
	Mark to Market of Outstanding Contracts	411,901
	Cumulative Unrealized Profit/Loss	(122,885)
Expired Contracts	Cumulative Notional Amount	105,816,246
	Cumulative Realized Profit/Loss	405,447
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	20,967,915
	Mark to Market of Outstanding Contracts	(344,945)
	Cumulative Unrealized Profit/Loss	(733,472)
Expired Contracts	Cumulative Notional Amount	27,686,907
	Cumulative Realized Profit/Loss	668,355
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,207,499
	Mark to Market of Outstanding Contracts	24,540
	Cumulative Unrealized Profit/Loss	121,257
Expired Contracts	Cumulative Notional Amount	6,678,333
	Cumulative Realized Profit/Loss	(132,393)
Equity price linked product (Y/N)		N

(2) Derivatives applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,744,792
	Mark to Market of Outstanding Contracts	(367)
	Cumulative Unrealized Profit/Loss	(367)
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	3,315
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,563,111
	Mark to Market of Outstanding Contracts	2,032
	Cumulative Unrealized Profit/Loss	526
Expired Contracts	Cumulative Notional Amount	2,635,655
	Cumulative Realized Profit/Loss	20,559
Equity price linked product (Y/N)		N